SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, DC 20549

                         FORM 12b-25

                             Commission File Number  0-10943
 (Check one)

[X]  Form 10-K and Form 10-KSB          [ ] Form 11-K

[ ]  Form 20-F                          [ ]  Form 10-Q
                                             and Form 1-QSB
[ ] Form N-SAR

For period ended:  December 29, 1999

[ ]     Transition Report on Form 10-K and Form 10-KSB

[ ]     Transition Report on Form 20-F

[ ]     Transition Report on Form 11-K

[ ]     Transition Report on Form 10-Q and Form 10-QSB

[ ]     Transition Report on Form N-SAR

For the transition period ended:

____________________

                     PART I

             REGISTRANT INFORMATION

Full name of registrant:  RYAN'S FAMILY STEAK HOUSES, INC.

Former name if applicable:

Address of principal executive office:  405 LANCASTER AVENUE

City, state and zip code: GREER, SOUTH CAROLINA, 29650

                           PART II

                   RULE 12b-25(b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;





     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-
          K of Form NSAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X]       quarterly report or transition report on Form 10-
          Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

                    PART III

                    NARRATIVE

The registrant is unable to timely file the portions of its annual report incorporated by reference into its Form 10-K for the fiscal year ended December 29, 1999. The reason for this failure is that the financial printer responsible for EDGARizing this information has an extremely high volume of work and is unable to complete the EDGARization process before March 29, 2000. We anticipate filing this information on or before March 30, 2000.

                     PART IV

                OTHER INFORMATION

(1)  Name and telephone number of person to
contact in regard to this notification:

     Janet J. Gleitz    (864) 879-1000
     (Name)             (Area Code and Phone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes
                                        [ ] No

(3)  Is it anticipated that any significant
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes
                                        [X] No

        RYAN'S FAMILY STEAK HOUSES, INC.

  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 28, 2000
By:       /s/ Janet J. Gleitz